Exhibit 99.1

Rogers Communications Inc. Files Annual Financial Statements and Report to Shareholders

TORONTO, March 4, 2021 – Rogers Communications Inc. today announced the filing with securities regulators in Canada and the U.S. of its 2020 annual report to shareholders. The annual report to shareholders includes, amongst other things, Rogers’ 2020 audited annual consolidated financial statements, notes thereto, and management’s discussion and analysis in respect of the annual financial statements.

As well as being available on the websites of the Canadian Securities Administrators at sedar.com and U.S. Securities and Exchange Commission at sec.gov, these documents have also been posted on the Investor Relations section of Rogers’ website at investors.rogers.com/corporate-governance/agm-materials.

Paper copies of these documents may be requested at no charge, by contacting us at investor.relations@rci.rogers.com, at 647-435-6470, or toll free at 1-844-801-4792.

Rogers Communications Inc. will hold its Annual General Shareholder Meeting at 11:00am on April 21, 2021. The meeting will be virtual and further details can be found on investors.rogers.com/corporate-governance/agm-materials.

About Rogers: Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, sports, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information:

Investor Relations, 1-844-801-4792, investor.relations@rci.rogers.com